Exhibit 99.1

CERTIFICATE of QUALIFIED PERSON – U Engelmann

I, Uwe Engelmann, do hereby certify that:

1.	I am a Director of Minxcon Consulting (Pty) Ltd Suite 5, Coldstream Office Park, 2 Coldstream Street, Little Falls, Roodepoort, South Africa

2.	I graduated with a BSc (Hons.) Geology from the University of the Witwatersrand in 1991.

3.
I have more than 17 years’ experience in the mining and exploration industry. This includes 8 years as an Ore Resource Manager at the Randfontein Estates Gold Mines on the West Rand. I have completed a number of assessments and technical reports pertaining to various commodities, including gold, using approaches described by the Canadian Code for reporting of Resources and Reserves – National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

4.	I am affiliated with the following professional associations:

Class	Professional Society
Member	Geological Society of South Africa (Reg. No. 966310)	2010
Member	Natural Scientist Institute of South Africa (400058/08)	2008

5.	I am responsible for Items 1-3, 6-14, 23-27 of the Qualified Person’s Report titled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe”, effective 29 August 2014.

6.
I have read the definition of “Qualified Person” set out in the Canadian Code for reporting of Resources and Reserves – National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of this Qualified Persons’ Report.

7.	I have read the NI43-101 and this Report has been prepared in compliance with it.

8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.

9.	The facts presented in the Report are, to the best of my knowledge, correct.

10.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.

11.
I have no present or prospective interest in the subject property or asset and have no bias with respect to the assets that are the subject of the Report, or to the parties involved with the assignment.

12.	My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.

13.	I have had no prior involvement with the property that is the subject of this Report.

14.	I did not undertake a personal inspection of the property.

Yours faithfully,

__________________________________
U ENGELMANN
B.Sc. (Hons.) Geology
SANCASP, GSSA
DIRECTOR

Prepared by Minxcon (Pty) Ltd